555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com
FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
	London	Tokyo
May 12, 2025	Los Angeles	Washington, D.C.
Madrid

VIA EDGAR

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Attn: Ta Tanisha Meadows and Joel Parker

Re:	Stride, Inc.
Form 10-K for Fiscal Year Ended June 30, 2024
File No. 1-33883

Dear Ms. Meadows and Mr. Parker:

On behalf of our client, Stride, Inc. (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the above-referenced Annual Report on Form 10-K (the “Form 10-K”) as set forth in the letter dated April 28, 2025. For your convenience, we have set forth the Staff’s original comment immediately preceding our response.

Please note that the “Company” refers to Stride, Inc., and unless the context otherwise requires, all references to page numbers correspond to the pages in the Form 10-K. All terms used but not defined have the meanings assigned to such terms in the Form 10-K.

Comment
Form 10-K for the Fiscal Year Ended June 30, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Years Ended June 30, 2024 and 2023, page 51

1.	For all periods presented, please disclose how the changes in revenue estimates discussed on pages 66 and 68 impacted reported income. Also describe any known trends or uncertainties related to the changes in revenue estimates that are reasonably likely to have a material favorable or unfavorable impact on income. Refer to Item 303(a) and (b)(2) of Regulation S-K.

Response

Under ASC 606, for each funding-based contract, the Company recognizes revenue over time as it satisfies a single, combined performance obligation that consists of an integrated package of systems, services, products, and professional expertise. This package includes curriculum delivery, instructional services, learning system platform access, and academic and administrative support. While revenue is recognized over the term of the service, the amount of revenue recognized is impacted by changes in key assumptions in the Company’s estimates, including enrollment levels, student attendance, academic achievement, and funding determinations.

May 12, 2025

Final funding amounts under the Company’s contracts are subject to audit and reconciliation by state and district authorities after the conclusion of the academic year. These audits typically review student attendance, enrollment eligibility, and performance data. Upon completion of audit and reconciliation by state and district authorities, any resulting increase or decrease in revenue is recognized as revenue in the period in which the audit results become known. As disclosed on page 47 of the Form 10-K, for the years ended June 30, 2023, 2022 and 2021, the Company’s aggregate funding estimates differed from actual reimbursements by approximately 2.8%, 1.6%, and 1.4%, respectively.

Accordingly, for the years ended June 30, 2024, 2023 and 2022, revenue adjustments resulted in additional revenue recognized of $51.0 million, $26.8 million and $20.8 million, respectively. These revenue adjustments had a similar impact on operating income, as the revenue changes resulting from the final funding determinations generally bear minimal incremental operating costs.

In future annual reports on Form 10-K, the Company will provide similar information as disclosed in the preceding paragraph regarding the impact of revenue adjustments on each year covered in the annual report.

In addition, the Company confirms that it continues to monitor known trends and uncertainties that could materially impact revenue estimates and result in positive or negative adjustments to revenue and operating income in future periods, including shifts in student recruitment and retention, variability in student academic progress, state or district policy changes affecting education funding, and the application or modification of funding caps on its services. Because many of the Company’s contracts are tied to publicly funded programs, fluctuations in appropriations or performance-based funding outcomes may affect the total transaction price and result in positive or negative adjustments to revenue and operating income in future periods. To date, the Company has not identified any known trends or uncertainties related to the changes in revenue estimates that are reasonably likely to have a material favorable or unfavorable impact on revenue or operating income. In future filings, the Company will discuss any known trends or uncertainties related to the changes in revenue estimates that are reasonably likely to have a material favorable or unfavorable effect on revenue or operating income.

* * * * *

May 12, 2025

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (202) 637-1073.

Sincerely,

/s/ Julia A Thompson
Julia A Thompson
of LATHAM & WATKINS LLP

cc:	Donna Blackman, Stride, Inc. Greerson McMullen, Stride, Inc.